UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 The X-Change Corporation

(Name of Issuer)

Common Stock ($.001 Par Value)

                                                                                                (Class of Securities)

98371P 10 9

(CUSIP Number)

17120 N. Dallas Parkway, Ste. 235
Addison, TX  75001

Address

copy to:

Michele Sheriff, President
K&D Equity Investments, Inc.
17120 N. Dallas Parkway, Ste. 235
Addison, Texas  75001
(972) 386-7360

(Name, Address and Telephone Number of Person Authorized to
receive Notices and Communications)

May 28, 2009

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

K&D Equity Investments, Inc. (EIN:  32 6648522)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)

Exchange/Conversion of Debt; transaction reported in Form 8-K filed May 28, 2009

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6.           Citizenship or Place of Organization
Nevada

  Number of                            7.            Sole Voting Power                                           51,000,000
Shares
   Beneficially                           8.           Shared Voting Power
 Owned by
    Each Reporting                        9.           Sole Dispositive Power                                    Same
  Person With
       10.          Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
                51,000,000

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.       Percent of Class Represented by Amount in Row (11)
 51%

14.      Type of Reporting Person (See Instructions)
            CO

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Item 1. Security and Issuer

This Form 13-D pertains to The X-Change Corporation’s Par Value $.001 Common Stock.

Item 2.  Identity and Background

This Form 13-D is filed by K&D Equity Investments, Inc.  K&D’s address is 17120 N. Dallas Parkway, Ste. 235, Addison, Texas  75001, and the Company shares office space with it.  K & D engages in oil and gas lease acquisition and development and real estate speculation.

During the last five years, neither K&D nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither K&D nor any of its officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

K&D is a Texas corporation.

Item 3.  Source and Amount of Funds or Other Consideration

This Form 13-D pertains to K&D Equity Investments, Inc.’s acquisition of 51,000,000 shares of The X-Change Corporation’s Par Value $.001 Common Stock, by debt conversion under an existing Convertible Promissory Note issued by the Company to Melissa CR 364, Ltd., a Texas limited partnership, and assigned, in part, to K & D.  Melissa assigned the rights to collect $51,000.00 of the debt owed to it by the Company to K & D, which K & D requested by converted into these shares.  The transaction was reported on the Company’s May 28, 2009, Form 8-K.

Item 4.  Purpose of Transaction

K&D Equity Investments, Inc. acquired the shares for investment purposes and intends to actively participate in the Company’s management.

Depending upon market conditions and other factors that the Reporting Person deems material, (i) it  may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that it now owns or hereafter may acquire, and (ii) it may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization or sale of the Issuer. Except as described in the preceding sentence, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to its  investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as it may determine.

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Item 5.  Interest in Securities of the Issuer

K&D Equity Investments, Inc. currently owns 51,000,000 shares of the Issuer’s common stock, comprising 51% of its total issued and outstanding stock as reported in its most recent Form 10-QSB filing, as calculated in accordance with SEC Rule 13d-3.  It has sole voting and dispositive authority with respect to these shares.  It has not purchased or sold any shares of the Issuer’s common stock within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

None.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

K & D Equity Investments, Inc.

Date: June 5, 2009	By: /s/ Michele Sheriff
Name: Michele Sheriff
Title: President

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